PLANET WEALTH, INC.

1011 Southwest A Street, Suite 209

Bentonville, AR 72712

July 23, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Aisha Adegbuyi
Todd Schiffman
Sarmad Makhdoom
William Schroeder

Re: Planet Wealth, Inc.

Request for Withdrawal Pursuant to Rule 259

of Offering Statement on Form 1-A

Originally Filed on November 29, 2023

File No. 024-12365

Ladies and Gentlemen,

Pursuant to Rule 259, promulgated under the Securities Act of 1933, as amended, Planet Wealth, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of July 24, 2024 or as soon thereafter as practicable, of the Company’s Offering Statement on Form 1-A (File No. 024-12365) together with all exhibits and all pre-qualification amendments thereto (collectively, the “Offering Statement”).

The Offering Statement has not been declared qualified. No securities covered by the Offering Statement have been sold.

The Company has decided not to pursue the qualification of the Offering Statement due to significant changes in the business prospects of the Company that indicate a delay in utilizing Regulation A will serve the best interests of the Company.

Please do not hesitate to contact the undersigned or Robert Brantl, counsel to the Company, at 917-513-5701 with any questions relating to this matter.

Sincerely,

/s/ Lance Woodson

Lance Woodson

Chief Executive Officer